Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

27 March 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

4/17

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

2D SEISMIC SURVEY UPDATE – T/37P and T/38P, Bass Basin

Cue Energy Resources Ltd, as operator for T/37P and T/38P, advises that the CUEBASS08 Marine Seismic survey is progressing ahead of schedule and is now 33.25% complete.

In total, 3660 line kilometres of full-fold seismic data will provide a tight 1 x 1km grid over the prospective central part of the Bass Basin. The aims of this survey are to mature leads along the "Poonboon-Yolla Trend" to drillable prospects and to provide significant seismic-data over leads, which currently have poor seismic coverage, in the Dondu Trough (see figure 1).

Participants in the T/37P and T/38P seismic survey are:

Galveston Mining Corporation Ltd	(100% Cue subsidiary)	50%
Exoil Ltd		50%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

27th March 2008



0 10 20 30 40 50
KILOMETRES
Cue Energy Resources Limited
39 00 00S
40 00 00S
41 00 00S
144 00 00E
145 00 00E
146 00 00E
147 00 00E
148 00 00E
5700000M N
5600000M N
5500000M N
Poonboon-Yolla Trend
Yolla Gas Field
T/37P
Dondu Trough
Trefoil Gas Field
White Ibis Gas Field
T/36P
CUEBASS08 marine seismic survey
Tasmania

Figure 1. Location map for the CUEBASS08 Marine Seismic Survey

END